March 26, 2007

Andrew J. Sossen, Esq.
General Counsel and Secretary
KKR Financial Corp.
555 California Street, 50th Floor
San Francisco, CA 94104

Re: KKR Financial Holdings LLC
Amendment No. 1 to Form S-4
Filed on March 15, 2007
File No. 333-140586

KKR Financial Corp.
Form 10-K for the year ended December 31, 2006
File No. 1-32542

Dear Mr. Sossen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Interests of Certain Persons in the Conversion Transaction, page 10

1.	Refer to the bullet point titled "Ownership by Directors and Officers." Please revise to identify the "certain senior members of KKR Financial LLC" referenced in the last sentence. Provide conforming disclosure on page 63.

Structure of KKR Financial Holdings LLC Following the Conversion Transaction, page 55

2.	We reissue comment 14 in part. Please revise the chart to disclose the ownership percentage of each of the noted entities. For instance, but without limitation, please note the 125 Preferred Stockholders' ownership interest in KKR Financial Corp. Also, please revise to note who owns the remaining 50.1% interest in KKR Financial Holdings I, L.P.

Secured Liquidity Note Subsidiaries, page 56

3.	We note your response to comment 15. A number of the ratings you provided us with are as of 2005. Please advise us as to whether these are the most current ratings of your notes.

Our Reason for the Conversion Transaction and the Merger, page 61

4.	We note your response to comment 17. Please revise your disclosure in this section to note that you do not have any agreements in place with KKR regarding any business opportunities.

Other Effects of the Merger, page 64

5.	In response to comment 11, you revised the Risk Factors section on page 39 to note that your credit facility includes covenants restricting your ability to engage in mergers and to engage in transactions with affiliates. Please revise this section to describe any material impact on your credit facility as a result of this merger.

Pro Forma Balance Sheet Information, page 70

6.	Please label your pro forma balance sheet as unaudited.

Our Officers, Our Manager and the Management Agreement, 72

7.   We reissue comment 21 in part. Please revise to note whether your Manager has an agreement in place whereby KKR will provide your Manager with any type of support or assistance in performing its management functions.

Description of Shares of KKR Financial Holdings LLC, page 89

8.   The legal opinion filed as Exhibit 5.1 states that your common shareholders "may be obligated to make payments as set forth in the LLC Agreement." Please revise this section to describe the payments that your common shareholders may be obligated to make.

9.   To the extent that shares issued in the merger are subject to future assessments, please provide us with your analysis of whether future assessments would constitute an offer or sale of new securities and, if so, how they will comply with Section 5 of the Securities Act.

Part II

Item 22. Undertakings, page II-3

10.   Please revise to provide the undertakings required by Items 512(a)(5) and 512(a)(6) of Regulation S-K.

Exhibit 5.1

11.   We note that counsel has relied solely upon its review of the documents identified in the opinion letter and additional matters recited or assumed in the opinion letter. Please tell us why counsel did not review resolutions of the board of directors authorizing the merger and the issuance of shares in the merger. In the absence of such resolutions, the basis for counsel's opinion that the shares will be validly issued is not clear. In addition, provide a revised opinion that includes counsel's determination that the shares are duly authorized.

12.   Refer to the last paragraph on page 2 of the opinion letter. The assumptions in clauses (iv) and (v) do not appear to be appropriate with respect to the registrant; these assumptions are conclusions of law that are a necessary requirement to counsel's opinion that the shares will be validly issued. Please provide a revised opinion that limits these assumptions to parties other than KKR Financial Holdings, LLC.

13.   We note that counsel's opinion that the shares have been fully paid and non-assessable is subject to certain qualifications. Please note that you must file an unqualified legal opinion that affirmatively opines that the common shares are fully paid before we are able to declare this registration statement effective.

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Howard Efron, Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3780 with any other questions.

                                        Sincerely,

                                        Karen J. Garnett
                                        Assistant Director

cc: Michael Gordon
       Sidley Austin LLP